

SECURITIES ... ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12651 South Dixie Highway, Suite 204
(No. and Street)

Miami (City) Florida (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Ed Rivera (305) 251-5256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


RECEIVED
MAR 1 2004
188
SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenfeld, Spritzer, Shechter & Sheer, CPAs
(Name – *if individual, state last, first, middle name*)

9655 South Dixie Highway, 3rd Floor, Miami, Florida 33156
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
C. E. Rivera
My Commission DD224872
Expires September 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2003

SOUTHEASTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS

FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

FINANCIAL STATEMENTS

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Schedules:

Schedule I – Computation Of Net Capital Under Rule 15c3-1 Of The Securities and Exchange Commission. 10

Reconciliation Of The Computation of Net Capital Under Rule 15c3-1 Of The Securities and Exchange Commission. 11

Schedule II – Computation of Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission. 12

Report on Internal Control Required by SEC Rule 17a-5 For A Broker –Dealer Claiming An Exemption From SEC Rule 15c3-3 13-14


BERENFELD
SPRITZER
SHECHTER
& SHEER
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Associations

INDEPENDENT AUDITORS' REPORT

To the President
Southeastern Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Southeastern Securities, Inc. as of December 31, 2003 and the related statements of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Securities, Inc. as of December 31, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BERENFELD, SPRITZER, SHECHTER & SHEER

February 24, 2004

REPLY:

MIAMI OFFICE
9655 South Dixie Hwy., Third Floor, Miami, Florida 33156
Telephone: (305) 274-4600 Telefax: (305) 274-4601

WESTON OFFICE
2237 N. Commerce Parkway, Suite 3, Weston, Florida 33326
Telephone: (954) 370-2727 Telefax: (954) 370-2776

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS:	
Cash and cash equivalents	$ 144,931
Deposits with clearing organization	300,117
Commissions receivable	2,573
Other receivables	867
Securities owned:	
Marketable, at fair value	9,319
Not readily marketable, at estimated fair value	3,300
TOTAL ASSETS	$ 461,107
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES:	
Commissions payable	$ 20,119
Note payable	54,112
Related party note payable	309,643
Total Liabilities	383,874
STOCKHOLDER'S EQUITY:	
Common stock, $ .10 par value, 1,000 shares authorized, issued and outstanding	100
Additional paid in capital	77,133
Retained earnings	-
Total Stockholder's Equity	77,233
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 461,107

The accompanying notes are an integral part of these financial statements.

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 564,482
Interest	10,388
Other income	5,829
Total Revenues	580,699
EXPENSES:	
Administrative expenses	49,267
Commissions	248,250
Regulatory fees and expenses	24,608
Interest	11,509
Professional fees	9,116
Total Expenses	342,750
INCOME BEFORE UNREALIZED GAIN FROM INVESTMENT SECURITIES	237,949
UNREALIZED GAIN FROM INVESTMENT SECURITIES	2,626
NET INCOME	$ 240,575

The accompanying notes are an integral part of these financial statements.

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Balances at January 1, 2003	1,000	$ 100	$ 154,511	$ 149,318
Net Income				240,575
Repayment of capital			(77,378)	
Distributions				(389,893)
Balances at December 31, 2003	1,000	$ 100	$ 77,133	$ -

The accompanying notes are an integral part of these financial statements.

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	$ 240,575
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized (gain) on marketable securities	(2,626)
Decrease in deposits with clearing organization	110
(Increase) in commissions receivable	(1,430)
(Increase) in other receivables	(867)
Decrease in prepaid expenses	39,988
(Decrease) in commissions payable	(334)
(Decrease) in other payables	(19,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	256,416
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in certificate of deposit	2,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,000
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of capital	(77,378)
Stockholder distributions	(389,893)
Proceeds from related party note payable	309,643
Repayment of related party note payable	(187,457)
Proceeds from note payable	93,728
Repayments on note payable	(39,616)
NET CASH (USED) BY FINANCING ACTIVITIES	(290,973)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,557)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	177,488
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 144,931

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

During the year ended December 31, 2003, the Company paid interest of $11,509.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2003, the Company did not enter into any non-cash transactions.

NOTES TO FINANCIAL STATEMENTS

SOUTHEASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Southeastern Securities, Inc. ("the Company") was incorporated in 1993 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is engaged in the purchase and sale of certificates of deposit through various financial institutions within the United States. Southeastern Securities, Inc. operated pursuant to the exemptive provisions of Subparagraph (K)(2)(ii) of SEC Rule 15c3-3. Transactions with the public and others in these securities will be cleared on a fully disclosed basis with Southwest Securities, Inc. ("Southwest") a clearing broker or dealer. All funds received and disbursed in connection with these transactions will flow directly between the Company's customer and the clearing broker or dealer acting as agent for the Company. At no time will the Company hold or have access to the securities or funds of its customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

SECURITIES TRANSACTIONS

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers cash on hand, demand deposits with banks, money market funds and all highly liquid instruments purchased with an original maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to disclose the fair value of its financial instruments. The Company's financial instruments consist primarily of cash and cash equivalents, deposits with clearing organizations, commissions receivable, securities owned, and commissions payable. Such instruments are carried at fair value or at amounts which approximate fair value. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a cash investment balance in a brokerage house that is not FDIC insured in the amount of $320,554 at December 31, 2003. The funds in these accounts were invested in money market funds and certificates of deposits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital based upon the activity of the Company in accordance with SEC Rule 15c3-1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirement constitutes otherwise. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2003, the Company had net capital in excess of $5,000 and was in compliance with the above-mentioned net capital requirement.

SOUTHEASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation is taxed on his proportionate share of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal and state income taxes.

REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through Southwest Securities, Inc., a clearing broker-dealer.

NOTE 2 - SECURITIES OWNED

Marketable securities owned consisted of the following at December 31, 2003:

Shares	Description	Value
4,033	Monument Internet Fund	$9,319

Nonmarketable securities owned consisted of the following at December 31, 2003:

Shares	Description	Value
300	The NASDAQ Stock Market, Inc.	$3,300

This security is not readily marketable and cannot be publicly sold, and is therefore valued at fair value as determined by management. Management has determined that the security's fair value approximated cost of $3,300.

SOUTHEASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 3 - NOTE PAYABLE

Note payable as of December 31, 2003 consisted of the following:

Note payable, Joaquin Soler, 36 monthly payments of interest only at 5% per annum with a balloon payment due February, 2006.	$ 54,112
Total Note Payable	54,112
Note Payable, Current Portion	0
Note Payable, Net of Current Portion	$ 54,112

Principal payments of $35,000 were made during the year ended December 31, 2003.

The note payable is scheduled to mature as follows:

Year Ending December 31,	Amount
2004	$ 0
2005	0
2006	54,112
Total	$ 54,112

NOTE 4 - RELATED PARTY NOTE PAYABLE

On April 1, 2003, the Company's stockholder advanced funds and the Company executed a promissory note to the Company's stockholder. The note bears interest at 7% per annum, payable on a monthly basis. The principal balance is due and payable within 180 days after the stockholder provides written demand. As of December 31, 2003 the balance of the note was $309,643.

NOTE 5 - RELATED PARTY TRANSACTIONS

The use of the Company's office space and personnel was provided by another entity wholly owned by the Company's stockholder. The Company paid management fees on a month to month basis with no scheduled terms. The management fees for the year ended December 31, 2003 totaled $44,988.

SCHEDULE I

SOUTHEASTERN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholder's Equity	$	77,233
Deduct stockholder's equity not allowable for net capital		-
Total Stockholder's Equity Qualified for Net Capital		77,233
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		3,300
Tentative Net Capital		73,933
Haircuts on Securities		-
NET CAPITAL	$	73,933
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Commissions payable	$	20,120
Note payable		54,112
Related party note payable		309,643
Total Aggregate Indebtedness	$	383,875
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6 2/3% of aggregate indebtedness	$	25,604
Minimum dollar net capital requirement		5,000
NET CAPITAL REQUIREMENT	$	25,604
EXCESS NET CAPITAL	$	48,329
EXCESS NET CAPITAL AT 1000%	$	35,545
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		5.19 to 1

SOUTHEASTERN SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

UNAUDITED NET CAPITAL REPORTED ON FOCUS REPORT	$	75,554
Adjustments:		
Non-allowable asset - not readily marketable		3,300
Repayment of note payable		(7,000)
Correction of other receivables		2,079
AUDITED NET CAPITAL REPORTED HEREIN	$	73,933

See accountants' report.

SCHEDULE II
SOUTHEASTERN SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	-
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Total debit items	-
Reserve computation:	
Excess of total debits over total credits	$
Required deposit	NONE

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by Southeastern Securities, Inc. and included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.


BERENFELD
SPRITZER
SHECHTER
& SHEER
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Associations

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the President
Southeastern Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Southeastern Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPLY:
MIAMI OFFICE
9655 South Dixie Hwy., Third Floor, Miami, Florida 33156
Telephone: (305) 274-4600 Telefax: (305) 274-4601
WESTON OFFICE
2237 N. Commerce Parkway, Suite 3, Weston, Florida 33326
Telephone: (954) 370-2727 Telefax: (954) 370-2776

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BERENFELD, SPRITZER, SHECHTER & SHEER

February 24, 2004